November 1, 2018

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

       Re: Square, Inc.
           Form 10-Q for the Quarter Ended March 31, 2018
           Filed May 2, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 1, 2018
           File No. 001-37622

Dear Mr. Dorsey:

        We have reviewed your August 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2018 letter.

Form 10-Q for the Quarter Ended June 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-G AAP Financial Measures
Adjusted Revenue, page 39

1. Your adjusted revenue measure includes adjustments for transaction-based costs and bitcoin costs. Explain to us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question
      100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
 Jack Dorsey
Square, Inc.
November 1, 2018
Page 2


      You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 with any questions.



                                                        Sincerely,
FirstName LastNameJack Dorsey
                                                        Division of Corporation
Finance
Comapany NameSquare, Inc.
                                                        Office of Information
Technologies
November 1, 2018 Page 2                                 and Services
FirstName LastName